600 17th Street, Suite 2700, Denver, Colorado 80202

Main:  (720) 889-2211   Fax:  (720) 889-2222

April 5, 2013

Matthew Crispino

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

maniaTV Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 5, 2013

File No. 333-185270

Dear Mr. Crispino:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated February 8, 2013 (the “Comment Letter”) regarding maniaTV Inc. (“maniaTV” or the “Company”).  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

Risk Factors, page 11

General

1.

We refer to your response to prior comment 7.  Please revise the risk factor on page 25 to disclose that if you do not file a Form 8-A and you have less than three hundred record holders at the beginning of your next fiscal year, your reporting obligations under Section 15(d) will be suspended and you will not be required to file periodic reports following your first Form 10-K.

We have revised the language in the last sentence in this risk factor on page 25 in response to your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 54

2.

Please provide more details about your plan of operations for the next twelve months by revising this section to include detailed milestones for each of the goals identified in this section, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding.

We have added the requested details in the Plan of Operations.

Key Performance Indicators, page 55

3.

We note the revisions made in response to prior comment 13.  Please disclose the number of unique visitors to your website in 2010 and 2011.  Also, define the term “unique visitor” in the prospectus and explain how the number of unique visitors relates to the measurement of the size of your audience.

We have added the number of unique visitors in 2010, 2011 and 2012 and we added a definition of unique visitors with the explanation you requested.

Future Liquidity and Cash Requirements, page 59

4.

We note your response to prior comment 14.  Disclose in this section the minimum amount of cash you believe will be necessary to fund your planned operations for the next twelve months, as well as the minimum period of time that you are able to conduct your planned operations using currently available capital resources.

We added the requested information in the section on Future Liquidity and Cash Requirements.

Notes to Financial Statements

Note 1. Organization, Operations and summary of Significant Accounting Policies

Revenue Recognition, page F-8

5.

We note the added disclosure in response to prior comment 16 that you report revenues net of amounts paid to advertising agencies as the agencies are generally responsible for supplying commercial advertising content desired by the customer, the company’s rates are fixed, and the agencies have credit risk with the company.  Please describe for us in greater detail the nature and terms of the transactions involving advertising brokers and networks to monetize unused advertising inventory.  In your response, compare and contrast how the nature of these arrangements differ from direct sales to advertising agencies in terms of the service performed, who the customer is, who the primary obligor is, how pricing is established, and credit risk.

We interpret your comment as requesting the information be provided supplementally and not be included in the Revenue Recognition footnote.

      Transactions involving advertising networks, who effectively act as brokers between the Company and advertising agencies placing advertisements, include a relationship whereby the advertising network sells remnant advertising space on the Company website in bulk with other similar websites directly to the advertising agencies for the advertising agency’s brand clients.  The advertisements (banners and video) are then displayed automatically on the website by way of embedded tags or pages of the website.  The advertising network tracks the number of impressions delivered which are then accrued and paid for on a monthly basis.  Pricing is based on a per impression “cost per thousand” rate that is set by the Company.  If the client company desires a higher number of sold impressions, then the Company can lower its rate.  In this situation the customer company is the advertising network who works with the advertising agencies to secure advertisers for the advertising network’s contracted websites.  Effectively, the advertising network is acting as a direct sales force for multiple websites at one time.  The result is a sales staffing and resource savings for each website, but a lower rate for which advertisements are sold.  The advertising network is the obligor.

      Separately, when the Company sells advertising directly to advertising agencies it sets a higher rate and provides more premium advertising opportunities to the advertising agencies and their brand clients, including customized advertising campaigns, sponsorship, homepage takeovers, etc.  In this case the obligor is the advertising agency.

* * * * *

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

JIN, SCHAUER & SAAD LLC

By

      Jon D. Sawyer